Exhibit 99.1

RBF Capital LLC 3047 Fillmore Street, San Francisco, CA 94123

April 21, 2020

The Board of Directors
c/o Gary Stern, Chairman and CEO
Asta Funding, Inc.
210 Sylvan Ave.
Englewood Cliffs, New Jersey 07632

Dear Asta Funding, Inc. Board of Directors:

RBF Capital, LLC currently owns approximately 8.8% of Asta Funding, Inc. ("ASTA").  We purchased our initial stake in 2011 and have added to our position over the years.  Outside of the Stern family, we are the largest shareholder.

We are writing to express our strong objection to the 'Going Private Transaction' announced Thursday, April 9th, by Gary Stern (Chairman and CEO), Ricky Stern (Senior Vice President), and related family investment vehicles (the "Stern Group") .  A buyout at $11.47/share grossly undervalues ASTA.  The offer constitutes a large discount to tangible book value, an even larger discount to adjusted book value, and an enormous discount to the intrinsic value of the business.  It even represents a discount to liquidation value.

As of ASTA's most recent 10-Q filing, we calculate ASTA's tangible book value (stockholder's equity less goodwill) was $88.7 million; with only 6.57 million shares outstanding, this equates to $13.50/share.  Importantly, the vast majority of ASTA's balance sheet consists of non-operating assets which are liquid and unencumbered.

ASTA's adjusted book value is even higher.  The 2019 10-K filing, Note 19, reveals that the fair value of ASTA's receivables portfolio is $25.8 million, some $24.1 million higher than the $1.7 million reflected on its balance sheet.  Truing this up translates to an adjusted book value of $112.8 million, or $17.17/share (which is itself conservative, given that management applied a 20% discount rate).

ASTA has the cleanest, most liquid balance sheet we have seen in a public company.  The vast majority of assets are cash-like, or easily converted to cash.  As of 12/31/2019, ASTA had $60.6 million in U.S. Treasury bills, $8.2 million in equities, and $3.2 million in cash, relative to just $2.3 million in total liabilities (including taxes and leases).  This makes book value calculations highly relevant for assessing ASTA's bare minimum value.  Were ASTA's businesses simply sold, or run off, the proceeds would far exceed the Stern Group's $11.47/share buyout price.

Yet liquidating ASTA makes no sense, given its history of profitability, the quality of its businesses, and the evolving economic environment that plays directly into ASTA's core strengths.  ASTA's intrinsic value clearly exceeds its $17.17/share adjust book value, because:

1. ASTA is a good business that generates strong returns on employed capital and return on equity, especially when adjusted for sizable non-operating assets held on the balance sheet.

RBF Capital LLC 3047 Fillmore Street, San Francisco, CA 94123

2. Over the past 15 years, ASTA has generated roughly $88 million in net earnings, including $7.2 million last year.  This is after all taxes and expenses, including considerable public company compliance, audit, and filing costs.

3. ASTA's business generates strong free cash flow, with high cash conversion.  Its businesses require little investment in property, plant, equipment, or inventory.  This not only provides ASTA with high returns on employed capital, but also enables the firm to return excess cash to its owners, in the form of stock buybacks and dividends.  Over the past 10 years, ASTA has bought back nearly 60% of its outstanding shares, and paid out roughly $40 million in dividends.

4. ASTA's core Consumer Receivables business, with profitable operations in South America, produced segment profits of $12.4 million in 2019 and $17.8 million in 2018.  As a testament to its value, this business is generating strong income despite its small balance sheet investment.

5. ASTA owns a collection of attractive fee-based businesses.  The Personal Injury Claims business, Arthur Funding LLC, produced segment operating profits of $2.2 million in 2019 and $1.1 million in 2018. The Benefit Advocacy businesses, GAR and Five Star Veterans Advocacy, produced segment operating profits of $1.5 million 2019 and $1.1 million in 2018.  These fee-for-service niche businesses have significant runways for future growth with strong economics.  Collectively, they are worth high multiples of operating profits.

6. ASTA's expertise in evaluating credit portfolios for purchase, and understanding consumer behavior, confers significant value, especially during economic downturns.  ASTA's largest core business is counter-cyclical, and well positioned for growth and profitability.  Likewise, the niche, fee-based businesses are well-positioned, as they facilitate critical cash payments to senior citizens and veterans who are rightly owed.

7. ASTA could pay out another massive cash dividend to shareholders, while continuing to operate its lucrative, cash-generating businesses.  We calculate this cash dividend could be as high as $10/share.

Using conservative assumptions, we believe the intrinsic value of ASTA's operations are at least $35 million, or $5.30/share, incremental to ASTA's $17.17/share adjusted book value.  As such, the Stern Group's $11.47/share buyout price is 33% below adjusted book value, and at least 50% below intrinsic value.

ASTA is an unusual situation, given the abjectly low stock price relative to its value, at the time of the offer.  Importantly, this has nothing to do with the integrity of its balance sheet or businesses.  ASTA management apparently agrees, buying back 60% of shares over the past decade and more than doubling their family ownership to 63%.  As a point of reference, prior to the 2009 financial crisis, ASTA's stock price reached a market capitalization of over $600 million, and routinely traded above two times book value.  Today, the Stern Group's buyout offer is at a $75 million market capitalization, and a discount to book value.  While the $11.47/share offer is above the depressed stock price, it falls well short of value.

RBF Capital LLC 3047 Fillmore Street, San Francisco, CA 94123

As patient long-term shareholders of ASTA for nearly a decade, we want to be treated equitably in any go-private transaction.  In our 30 years of investing, we have never seen a U.S. public company get bought out for less than tangible book value, or for that matter at such an observably wide discount to intrinsic value.

We appreciate that Gary and Ricky Stern, directly and through controlled entities, own approximately 63% of the company, and are astute at recognizing value.  However, if they would like to take ASTA private, it should be at a price commensurate with value; $11.47/share does not come close. We are dismayed that the board would approve an offer that is so patently unfair to minority shareholders.  We intend to vote against the transaction under its current terms.

In response, we are changing our SEC filing to a 13-D, and have attached this letter to that filing.

We are available to discuss our objections with the board, management, and other interested stakeholders.  We are also open to constructively engaging with management and the board to help explore a range of strategic alternatives which better serve to maximize shareholder value.

Sincerely,

RBF Capital